Exhibit (e)(2)(F)(ii)

AMENDMENT TO RETENTION AGREEMENT

This Amendment to Retention Agreement (the “Amendment”) is entered into as of October 20, 2008 (the “Effective Date”), by and between Indevus Pharmaceuticals, Inc. (the “Company”) and Noah D. Beerman (“Executive”).

WHEREAS, the Executive and the Company previously entered into an Retention Agreement dated as of April 11, 2008 (the “Agreement”).

WHEREAS, Executive and the Company desire to amend the Agreement to allow for the Executive to elect to take the Retention Compensation (as defined in the Agreement) in cash or stock, all subject to the terms and conditions set forth herein.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. Defined Terms. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Agreement.

2. Section 1(b). Section 1(b) of the Agreement is hereby amended by adding the following additional paragraph to the end thereof:

“In the event the executive has continued employment with Indevus until September 30, 2009, the executive may elect to take all or any portion of the Retention Compensation in common stock to be issued by the Company in lieu of cash, provided that, (i) such election must be made on September 30, 2009 and (ii) the Executive must accept cash and will not be permitted to elect payment in stock if at the time of such election on September 30, 2009 the Executive is in possession of material non-public information or a Black-Out Period (as defined below) otherwise then exists with respect to the Executive.

In the event that the Retention Compensation is to be paid in accordance with Section 2 hereof relating to an applicable termination prior to September 30, 2009, such payment shall continue to be made in cash and the Executive shall not have the right to elect stock in lieu of cash with respect thereto.

If the election is made to take any stock in accordance with the above provisions, the amount of stock to be issued (the “Retention Shares”) shall be equal to the result of dividing the amount of the Retention Compensation (assuming for the purposes of calculation that a cash payment was elected for such amount) by the Fair Market Value (as defined below) of the common stock on September 30, 2008. Following any such stock election, Company shall cause to be issued a stock certificate, registered in the name of or for the account of the Executive to whom such Retention Shares were granted, evidencing such Retention Shares. The Retention Shares shall bear the Company’s customary restrictive legends for unregistered shares and stock held by affiliates.

The Retention Shares may be issued under the Company’s 2004 Equity Incentive Plan, or such other method, as determined by the Company in its sole discretion. In the event that for any reason the Retention Shares may not be issued under the Company’s 2004 Equity Incentive Plan, the Executive acknowledges that the Company shall be permitted to delay the issuance of the Retention Shares until such time that the issuance of the Retention Shares is registered pursuant to an effective registration statement or the Company determines such issuance is exempt from registration.

“Black-Out Period” shall mean any period of time during which the Executive is unable to sell shares of the Company’s common stock as a result of legal or contractual restrictions on such sale, including but not limited to periods in which (a) the Executive is subject to a “lock-up” agreement with a third party executed in connection with a public offering or other financing transaction by the Company prohibiting the sale by Executive of shares of the Company’s Common Stock for a specified period of time without such third party’s consent or (b) the Executive is subject to “insider-trading” restrictions imposed by the Company or by law.

“Fair Market Value” of a share of common stock of the Company as of a specified date shall mean the closing price of a share of the common stock on the principal securities exchange (including the Nasdaq Global Market) on which such shares are traded on the specified date, or if the shares are not traded on a securities exchange, Fair Market Value shall be deemed to be the average of the high bid and low asked prices of the shares in the over-the-counter market on the specified date. If the shares are not publicly traded, Fair Market Value of a share of common stock shall be determined in good faith by the Board of Directors.”

3. Binding Nature of Agreement. This Amendment shall be binding upon and inure to the benefit of the Parties and their respective heirs, administrators, representatives, executors, successors and assigns.

4. Use of the Agreement as Evidence. This Amendment may not be used as evidence in any subsequent proceeding of any kind, except one in which either party alleges a breach of the terms of this Amendment or elects to use this Amendment as a defense to any claim.

5. Acknowledgments and Other Terms. Executive agrees that he has carefully read and understands all of the provisions of this Amendment, that he has been advised to consult with and has consulted with an attorney, and that he is voluntarily entering this Amendment. Executive further represents and acknowledges that in executing this Amendment, he is not relying and has not relied upon any representation or statement made by the Company with regard to the subject matter, basis or effect of this Amendment.

6. Interpretation. The language of all parts of this Amendment shall in all cases be construed as a whole, according to its fair meaning, and not strictly for or against any of the parties hereto. This Amendment shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision hereof shall be prohibited or invalid under any such law, such provision shall be ineffective to the extent of such prohibition or invalidity without invalidating or nullifying the remainder of such provision or any other provisions of this Amendment. The captions of the sections of this Amendment are for convenience of reference only, and in no way define, limit or affect the scope or substance of any section of this Amendment.

7. Counterparts. This Amendment may be executed in any number of counterparts and may be delivered by facsimile, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

8. Governing Law; Prevailing Party. To the extent not preempted by federal law, this Amendment shall take effect as an instrument under seal and shall be governed and construed in accordance with the laws of the Commonwealth of Massachusetts, without regard to its conflicts of laws principles. In the event either party hereto retains legal counsel in connection with the enforcement of its rights under this Amendment and the other party hereto is found by a court having competent jurisdiction to have breached its obligations hereunder, the prevailing party shall be entitled to recover all reasonable legal fees and related reasonable charges and disbursements incurred by it in connection with such enforcement action and any negotiations leading up to it.

IN WITNESS WHEREOF, the Parties hereto have executed this Amendment as an instrument under seal as of the Effective Date.

INDEVUS PHARMACEUTICALS, INC.

By:
Name:	Glenn L. Cooper
Title:	Chief Executive Officer

Noah D. Beerman